UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of July 2025

Commission File Number: 001-35016

TROOPS, Inc.

Unit A, 18/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Legal Proceedings

As previously disclosed, on August 9, 2022, TROOPS, Inc. (the “Company”) and certain subsidiaries of the Company, including First Asia Finance Limited, SGOCO International (HK) Limited, Suns Tower Limited and Giant Connection Limited (the “Subsidiaries”) were included amongst other Defendants and served with a writ of summons in Hong Kong (HCA 938 of 2022) and received injunctions dated August 5, 2022, issued by the High Court of the Hong Kong Special Administrative Region Court of First Instance in connection with the writ of summons. Pursuant to the injunctions, the Company and SGOCO International (HK) Limited cannot remove any of its assets worldwide and cannot dispose of or deal with or diminish the value of any of its assets worldwide up to certain amounts; First Asia Finance Limited, Suns Tower Limited and Giant Connection Limited, cannot remove any of its assets which are within Hong Kong and cannot dispose of or deal with or diminish the value of any of its assets within Hong Kong up to certain amounts. On January 26, 2023, the counsel for the Company and the Subsidiaries received a statement of claim under the above proceedings, whereby the plaintiffs’ alleged claims included unlawful means of conspiracy and other claims. The plaintiffs sought relief including damages and equitable compensation, among others. On August 26, 2022, the Company applied for a discharge of the injunction, and court proceedings were subsequently held from May, 2023 to June, 2023. On September 19, 2023, an order issued by the High Court of the Hong Kong Special Administrative Region Court of First Instance dated August 22, 2023 (the “Order”) was filed. Pursuant to the Order, amongst others, several injunctions against the Defendants, including the Company, were discharged: (i) the injunction order dated August 5, 2022 prohibiting disposal of assets worldwide against the Company and SGOCO International (HK) Limited was discharged; (ii) the injunction order dated August 5, 2022 prohibiting disposal of assets in Hong Kong against First Asia Finance Limited, Suns Tower Limited and Giant Connection Limited was discharged. The following conditions, amongst others, were imposed by the Order instead: (i) Suns Tower Limited must not in anyway dispose of or deal with or diminish the value of the property known as No. 8 Fui Yiu Kok Street, Tsuen Wan, New Territories; (ii) The Company must not in anyway dispose of or deal with or diminish the value of shares in Giant Connection Limited; and (iii) Giant Connection Limited must not in anyway dispose of or deal with or diminish the value of shares in Paris Sky Limited and 11 Hau Fook Street Limited. Application for security for costs was made by the Company on April 21, 2023. It was ordered on August 22, 2023 that the Plaintiffs do pay HK$1,500,000 into Court on or before October 3, 2023 as security for the Company's costs up to and including the stage of exchange of witness statements. The Company believes the lawsuit is without merit and intends to defend the case vigorously. As of the date of this report, the Company was unable to estimate a range of loss, if any, that could result were there to be an adverse final decision in this case.

On June 23, 2025, a judgement (the “Judgement”) issued by the High Court of Hong Kong Special Administrative Region Court of First Instance in connection with the action no. HCA 938/2022 mentioned above was filed, whereby it was ordered, amongst others, that:

(i)	The Company and the subsidiaries, SGOCO International (HK) Limited and Giant Connection Limited, amongst other defendants, are jointly and severally liable for payment of $163,400,000 Hong Kong Dollars; and

(ii)	The Company and the subsidiary, SGOCO International (HK) Limited, amongst other defendants, are jointly and severally liable for payment of $241,400,000 Hong Kong Dollars.

The Judgment is expected to have an impact on the Company's consolidated performance. The Management notes that as part of the restructuring plan which was disputed by the Plaintiff and alleged to be a fraudulent scheme, the group had prudently divested low-value assets including Boca International Limited and Century Skyway Limited. These entities were strategically exited or subsequently deregistered before they could inflict operational or financial harm on the Company and its investors.

The Company is looking into legal avenues and options including filing a Notice of Appeal in Hong Kong courts and pursuing a class-action lawsuit in U.S. courts, in order to protect the interest of the Company’s shareholders.

On July 2, 2025, the Company issued a press release reporting the above. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "will," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company's multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a "light-asset" model, Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; China's overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in TROOPS' filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and TROOPS does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Financial Statements and Exhibits.

Exhibit Number	Description
99.1	Press Release dated July 2, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TROOPS, Inc.

Date: July 2, 2025	By:	/s/ Damian Thurnheer
Damian Thurnheer
President and Chief Executive Officer